UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 30, 2025

Commission file number 1-12874
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TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated July 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: July 30, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1
TEEKAY CORPORATION LTD.
SECOND QUARTER 2025 UPDATE
Highlights
•U.S. GAAP net income attributable to shareholders of Teekay of $18.7 million, or $0.22 per share, in the second quarter of 2025.
•As part of Teekay Tankers' fleet renewal plan, Teekay Tankers acquired one 2017-built Suezmax vessel and agreed to acquire the remaining 50% ownership interest in the Hong Kong Spirit Very Large Crude Carrier (VLCC). In addition, since reporting earnings in May 2025, Teekay Tankers has agreed to sell, five vessels for total gross proceeds of $158.5 million.
•Consistent with Teekay Tankers' dividend policy, Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per common share for the quarter ended June 30, 2025, payable on August 22, 2025 to all of Teekay Tankers' shareholders of record on August 11, 2025.
Hamilton, Bermuda, July 30, 2025 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today provided an update for the three months ended June 30, 2025, including certain unaudited U.S. GAAP results. These results include those of the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and of all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the second quarter of 2025 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. dollars, except per share amounts)	2025	2025	2024
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	232,183	231,150	326,139
Income from operations	52,663	71,324	102,243
Net income attributable to the shareholders of Teekay (1)	18,652	14,938	33,820
Earnings per common share of Teekay (1)(2)	0.22	0.17	0.36

	As at	As at	As at
	June 30,	March 31,	December 31,
(in thousands of U.S. dollars, except number of shares)	2025	2025	2024
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Cash and cash equivalents, and short-term investments (3)	200,648	177,394	183,443
Market value of investment in Teekay Tankers (4)	444,081	407,358	423,537
Number of outstanding common shares at end of period	85,269,031	83,467,936	84,059,952
(1)For the quarter ended June 30, 2025, includes $4.6 million, or $0.05 per share, related to gains on Teekay Tankers' vessel sales. For the quarter ended March 31, 2025, includes $3.4 million, or $0.04 per share, related to the net impact of gains on Teekay Tankers' vessel sales less Teekay Tankers' unrealized loss on marketable securities.
(2)Basic per share amounts.
(3)Teekay Parent's cash position increased compared to that as of March 31, 2025, primarily due to cash dividends of $13.3 million received from Teekay Tankers, proceeds on exercise of stock options and changes in working capital. In July 2025, Teekay Corporation paid the previously announced one-time cash dividend of $1.00 per outstanding common share of Teekay Corporation for a total of $85.3 million.

(4)As at June 30, 2025, March 31, 2025, and December 31, 2024, Teekay Parent owned 10.6 million, 10.6 million, and 10.6 million Teekay Tankers Class A and B common shares, respectively, and the closing price of Teekay Tankers' Class A common shares was $41.72 per share, $38.27 per share, and $39.79 per share, respectively.
Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, July 31, 2025 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the second quarter of 2025. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438, or 1(647) 484-0478 if outside of North America, and quoting conference ID code 7368091.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Second Quarter of 2025 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers, a leading owner and operator of mid-sized crude tankers. Teekay Tankers manages and operates approximately 58 conventional tankers and other marine assets, including vessels operated for the Australian Government. With offices in eight countries and approximately 2,200 seagoing and shore-based employees, Teekay Tankers provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

Forward-Looking Statements

This update contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this update, other than statements of historical fact, are forward-looking statements. When used in this update, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will”, "should" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this update include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; and the timing of vessel deliveries by Teekay Tankers.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of its declared cash dividends; potential delays of vessel deliveries by Teekay Tankers; and other factors discussed in Teekay’s filings from time to time with the United States Securities and Exchange Commission (or SEC), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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